                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                 Under the Securities and Exchange Act of 1934

                              INPRISE CORPORATION
                              -------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   45766C102
                                   ---------
                                (CUSIP Number)

                            [MICHAEL C.J. COWPLAND
                           CHIEF EXECUTIVE OFFICER]
                               COREL CORPORATION
                              1600 CARLING AVENUE
                        OTTAWA, ONTARIO, CANADA K1Z 8R7
                                (613) 728-8200

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               February 7, 2000
                     (Date of Event Which Requires Filing
                              of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


1)       Name of Reporting Person.
         (S.S. or I.R.S. Identification No. of Above Persons (Entities only))
                 Corel Corporation (Tax ID # Not applicable)

2)       Check the Appropriate box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [   ]

3)       SEC Use Only ____________________________________________________

4)       Source of Funds
         WC

5)       Check box if disclosure of legal proceedings pursuant to items 2(d) or
         2(e) - [   ].

6)       Citizen or Place of Organization -
         Canada

7)       Sole Voting Power -  12,000,000

8)       Shared Voting Power

9)       Sole Dispositive Power -  12,000,000

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting Person -
         12,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) - 19.7%

14)      Type of Reporting Person (See Instructions) - CO

                                 SCHEDULE 13D

      ITEM 1.     SECURITY AND ISSUER
      -------------------------------

      This Schedule 13D relates to the shares of common stock of Inprise Corporation, whose principal executive offices are located at 100 Enterprise Way, Scotts Valley, California 95066-3249.


      ITEM 2.     IDENTITY AND BACKGROUND
      -----------------------------------

      This Schedule 13D is being filed by Corel Corporation, a Canadian corporation ("Corel"). The principal business and principal office of Corel are located at 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7. Corel develops, manufactures, licenses, sells and supports a wide range of software products, including graphics, business productivity, and consumer applications.

      (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Corel is set forth in Schedule I hereto which is incorporated herein by reference. The citizenship of each person listed in
Schedule I is indicated thereon.

      (d)-(e) During the last five years, neither Corel nor, to the knowledge of Corel, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
      -------------------------------------------------------------

      Corel and Inprise Corporation entered into a Merger Agreement dated as of February 6, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Carleton Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Corel ("Corel Merger Sub"), will merge (the "Merger") with and into Inprise Corporation, a Delaware corporation, with Inprise as the surviving corporation, such that Inprise would become a wholly-owned subsidiary of Corel. Pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of common stock of Inprise, par value $0.01 per share ("Inprise Common Stock"), not owned or held by Inprise will be exchanged for 0.747 ("Conversion Number") shares of validly issued, fully paid and nonassessable shares of Corel common stock, no par or nominal value per share ("Corel Common Stock"); (ii) each issued and outstanding share of Inprise's series C preferred stock, par value $0.01 per share ("Inprise Series C Stock") will be converted into the right to receive such number of validly issued, fully paid and nonassessable shares of Corel Common Stock to the same extent as if the Inprise Series C Stock had first been converted into Inprise Common Stock; (iii) the outstanding warrants or options to purchase Inprise Common Stock that were granted under the Inprise Option Plans (as defined in the Merger Agreement) and the stock option agreements executed pursuant thereto, will be assumed by Corel and continued in accordance with their respective terms and each such warrant or option will become a right to purchase a number of shares of Corel Common Stock equal to the Conversion Number multiplied by the number of shares of Inprise Common Stock subject to such warrant or option immediately prior to the consummation of the Merger; and (iv) the offering in process under the Inprise employee stock purchase plans (collectively, the "ESPP") will continue, and as of the Effective Date, each participant will receive the number of whole shares of Corel Common Stock or cash into which shares of Inprise Common Stock such participant has so purchased under the ESPP have been converted pursuant to the terms set forth in the Merger Agreement. Each whole share of Corel Common Stock that is issued will be issued together with one associated Corel Common Stock purchase right.

      In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Corel entered into a Stock Option

Agreement (the "Option Agreement"), dated as of February 6, 2000, with Inprise. Pursuant to the Option Agreement, Inprise granted to Corel an irrevocable option (the "Option") to purchase up to 12,000,000 shares of Inprise Common Stock, subject to adjustment as described below, at a purchase price per share equal to $14.94 per share. The number of shares of Inprise Common Stock subject to the Option will automatically adjust to remain equal to 19.7% of the Inprise Common Stock issued and outstanding. The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the Option were to become exercisable, the purchase price required to purchase all shares of Inprise Common Stock subject to the Option would be $179,280,000. The Option may be exercised for cash or pursuant to a cashless exercise in accordance with its terms. Corel anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources, including proceeds from debt or equity issuances. Corel did not pay additional consideration to Inprise in connection with Inprise entering into the Option Agreement and granting the Option, but Corel granted a reciprocal option to Inprise to purchase up to 19.8% of the issued and outstanding Corel Common Stock at a price of $20.00 per share, subject to similar terms and conditions in the Option Agreement.

      References to, and descriptions of, the Merger Agreement and the Option Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.


      ITEM 4.     PURPOSE OF TRANSACTION
      ----------------------------------

      The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

      Upon consummation of the Merger as contemplated by the Merger Agreement,
(a) the Certificate of Incorporation and Bylaws of Inprise will be the Certificate of Incorporation and Bylaws of the surviving corporation of the Merger, (b) the officers of Inprise and the directors of Corel Merger Sub will be the officers and directors, respectively, of the surviving corporation of the Merger, and (c) each share of Inprise Common Stock and Inprise Preferred Stock (both, as defined in the Merger Agreement) held by Inprise will cease to be outstanding and will be canceled. It is also expected that the shares of Inprise Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

      The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by both Corel's stockholders and Inprise's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competitions Act (Canada) the receipt of any other required United States or Canadian regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions. Each of Corel and Inprise agrees that, during the period from February 6, 2000 through the consummation of the Merger, neither it nor any of its subsidiaries or other affiliates will purchase any shares of capital stock of the other party.

      Pursuant to the terms and subject to the conditions set forth in the Option Agreement, Corel may exercise the Option, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable by Corel under circumstances which would entitle Corel to receive the Specified Amount (as defined in Section 8.02(b) of the Merger Agreement). Notwithstanding Corel's right to receive the Specified Amount, if the Total Profit (as defined in the Option Agreement) less certain adjustments received by Corel and its affiliates in connection with (i) the proceeds from the sale of Inprise Common Stock less its basis, (ii) any amounts received by Corel and its affiliates on the transfer of the Option pursuant to the Option Agreement and (iii) the Specified Amount should Corel receive such amount, exceeds $30 million, then Corel must make certain adjustments as set forth in the Option Agreement so that its actual realized Total Profit will not exceed $30 million after taking into account such adjustments.

      The Option will terminate upon the earlier of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement pursuant to Section
8.01 thereof (other than a termination in connection with which Corel is or may be entitled to the payment specified in Section 8.02 thereof); and (iii) 5:00 p.m., California time, on the date that is the one year anniversary of the termination of the Merger Agreement in connection with which Corel is or may be entitled to the payment specified in Section 8.02 thereof (or if, at the expiration of such one year period, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise will have been removed or has become final and not subject to appeal).

      Notwithstanding the termination of the Option, Corel is entitled to purchase those shares subject to the Option with respect to which it may have exercised the Option by delivery of an Exercise Notice (as defined in the Option Agreement) prior to the Expiration Date, and the termination of the Option will not affect any rights under the Option Agreement which by their terms do not terminate or expire prior to or at the Expiration Date.

      Upon the occurrence of certain events set forth in the Option Agreement, upon demand by Corel, Corel will have the right to sell to Inprise and Inprise will be obligated to repurchase from Corel the Option and the shares of Inprise Common Stock issued pursuant to the Option to Corel. In addition, the Option Agreement grants certain registration rights to Corel with respect to the shares of Common Stock subject to the Option.

      The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Corel does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Inprise Common Stock that may be purchased upon exercise of the Option. Accordingly, Corel expressly disclaims beneficial ownership of all such shares.

      References to, and descriptions of, the Merger Agreement and the Option Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.



                       SCHEDULE 13D

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
      ------------------------------------------------

      The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

      The number of shares of Inprise Common Stock covered by the Option is 12,000,000 (representing approximately 19.8% of the shares of Inprise Common Stock issued and outstanding as of January 31, 2000, as represented by Inprise in the Merger Agreement).

      The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Corel does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Inprise Common Stock that may be purchased upon exercise of the Option. Accordingly, Corel expressly disclaims beneficial ownership of all such shares.

      Other than as set forth in this Schedule 13D, to the best of Corel's knowledge as of the date hereof (i) neither Corel nor any subsidiary or affiliate of Corel nor any of Corel's executive officers or directors beneficially owns any shares of Inprise Common Stock, and (ii) there have been no transactions in the shares of Inprise Common Stock effected during the past 60 days by Corel, nor to the best of Corel's knowledge, by any subsidiary or affiliate of Corel or any of Corel's executive officers or directors.

      No other person is known by Corel to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Inprise Common Stock obtainable by Corel upon exercise of the Option.

      Reference to, and descriptions of, the Merger Agreement and Option Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.


      ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
      -----------------------------------------------------------------------
                RESPECT TO SECURITIES OF THE ISSUER.
                ------------------------------------

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated hereby by reference.

      Copies of the Merger Agreement and the Option Agreement are incorporated by reference as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Corel's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Inprise.


      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
      ---------------------------------------------

Exhibit Description

1. Merger Agreement, dated as of February 6, 2000, among Corel Corporation, Carlton Acquisition Co. and Inprise Corporation (filed as
         Exhibit 99.1 to Inprise Corporation's Current Report on Form 8-K dated February 9, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of February 6, 2000, by and between Inprise Corporation and Corel Corporation (filed as Exhibit 99.3 to Inprise Corporation's Current Report on Form 8-K dated February 9, 2000 and incorporated herein by reference).


                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February [17], 2000
------------------------------------
Date


COREL CORPORATION

By:  /s/ Michael C.J. Cowpland
------------------------------------
Name:   Michael C.J. Cowpland
Title:  Chief Executive Officer

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                             OF COREL CORPORATION

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Corel. Each such person is a Canadian citizen, and unless noted below, the business address of each such person is 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7.

                              Board of Directors

 Name and Title                             Present Principal Occupation

Michael C.J. Cowpland                   Chairman, Chief Executive Officer and
                                        President of Corel Corporation

Lyle B. Blair                           Director of Corel Corporation; President
                                        of Blairhampton Properties Inc. (a
                                        privately owned property development
                                        company) 29 Forest Hill Road, Toronto ON
                                        M4V 2L4

Honourable William G.                   Director of Corel Corporation; Counsel,
Davis, P.C., C.C., Q.C.                 Torys, Barristers and Solicitors


Hunter S. Grant                         Director of Corel Corporation; President
                                        of Kingmer Holding Ltd. (holding
                                        company)


Jean-Louis Malouin                      Director of Corel Corporation; Dean,
                                        Faculty of Administration, University of
                                        Ottawa 136 Jean-Jacques Lussier, Ottawa
                                        ON K1N 6N5

Honorable Barbara J.                    Director of Corel Corporation; President
                                        of McDougall, P.C., CFA, The Canadian
                                        Institute of International LLD (Hon.)
                                        Affairs (a non-partisan nation-wide
                                        forum for discussion, analysis and
                                        debate of international affairs)
                                        c/o Glendon Hall, 2/nd/ Floor Glendon
                                        College Campus 2275 Bayview Avenue
                                        Toronto, ON M4N 3M6


        Executive Officers Of Corel Corporation Who Are Not Directors

   Name                              Title and Present Principal Occupation

Derek Burney                   Executive Vice President, Engineering

Sandra Gibson                  Executive Vice President, Corporate Services

Tony O'Dowd                    Executive Vice President, International Product
                               Development; General Manager, Corel Corporation
                               Limited

Ross Cammellari                Executive Vice President, Marketing

Eric Smith                     Vice President, General Counsel and Secretary

Carey Stanton                  Executive Vice President, Business Development

Kerry D. Williams              Executive Vice President, Manufacturing
Mitch Desrochers               Vice-President, Finance and Controller

Steve Houck                    Executive Vice-President, Sales